

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 8, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of The Procter & Gamble Company, under the Exchange Act of 1934:

- 0.350% Notes due 2030
- 0.900% Notes due 2041

Sincerely,